                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                   PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                                For June 12, 2002




                           THE BANK OF BERMUDA LIMITED
                 (Translation of registrant's name into English)



                                 6 Front Street
                                 Hamilton HM 11
                                P.O. Box HM 1020
                             Hamilton HM DX, Bermuda
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F    X        Form 40-F
                   --------              --------

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes             No    X
             --------       --------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N.A.

                           THE BANK OF BERMUDA LIMITED

         By press release dated June 11, 2002, the Bermuda Stock Exchange (the "BSX") announced that it had been advised by the Bank of Bermuda Limited (the "Bank") of the retirement, effective June 30, 2002, of Mr. Barry L. Shailer, the Chief Compliance Officer of the Bank. The BSX press release with respect to these matters is attached as an exhibit to this Form 6-K and incorporated herein by reference.

        Exhibit Index

        99.1              Press Release from the Bermuda Stock Exchange,
                          11 June 2002.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        THE BANK OF BERMUDA LIMITED

                                        By:      /s/ Alison J. Satasi
                                              ----------------------------------
                                              Name:  Alison J. Satasi
                                              Title: Head of Investor Relations


Date:  June 12, 2002





                                       3